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                                                            Exhibit 7.2
                              November 13, 1997

Richard Osborne
7001 Center Street
Mentor, Ohio 44060

Dear Mr. Osborne:

     This will confirm our conversation regarding our joint efforts to provide additional capital for Central Reserve Life Corporation ("CRLC").

     Strategic Acquisition Partners, LLC, ("Partners") has received approval from the Board of Directors of CRLC to purchase 5,000,000 shares of Common Stock for a total purchase price of $27,500,000.

     In consideration of your agreement as an investor and shareholder to support this acquisition by Partners, Partners had agreed that you may co-invest with us for 30% of our investment. This investment will be made in cash at the closing of the transaction. In addition, you shall be entitled to thirty percent (30%) of the 2,500,000 warrants we receive at the closing. All shares of Common Stock and warrants of CRLC with respect to your portion of the investment will be issued by CRLC directly to you or your designee. As a condition to your investment, all agreements with CRLC with respect to this transaction will be on terms satisfactory to Partners and you.

     In the event we arrange for an interim loan to CRLC to augment its capital prior to year end, as a condition to your participation in our group, you will provide security for 1/3 of the loan, with such security to be reasonably acceptable to our lender. It is understood that the loan will be repaid in full from the proceeds of our joint investment in CRLC.

     We will enter into an appropriate shareholders agreement which will provide for our support of your service as Director as well as the directorship of Umberto Fedeli. You in turn will support the five nominees of Partners for the Board of Directors of CRLC.

     All information and documents we receive regarding CRLC will be provided to you promptly upon receipt, and you will so provide us with any information and documents you receive regarding CRLC.

     If the above sets forth our understandings, please sign below to evidence your commitment as an investor and as a shareholder of CRLC.

                              Sincerely,

                              /s/ Billy Hill

                              Billy Hill for Strategic Acquisition
                              Partners, LLC

Accepted and agreed:

/s/ Richard Osborne
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Richard Osborne
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